EXHIBIT 12.1

WII Components, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2009	2008	2007	2006	2005
(Loss) Income before provision for income taxes, discontinued operations, and cumulative effect of accounting change	$(4,221)	$1,640	$5,137	$16,370	$13,662

Fixed Charges:
Interest expense (a)	12,449	13,024	15,460	14,038	13,561
Interest portion of rent expense (b)	305	362	301	198	96
Total fixed charges	12,754	13,386	15,761	14,236	13,657

Total earnings (c)	$8,533	$15,026	$20,898	$30,606	$27,319

Ratio of earnings to fixed charges	0.7	1.1	1.3	2.1	2.0

(a)          Interest expense includes amortization of deferred financing fees.

(b)         Includes approximately one-third of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)          Total earnings include income before provision for income taxes, discontinued operations, and cumulative effect of accounting change, less fixed charges.